Exhibit 12.1
Pregis Holding II Corporation
Ratio of Earnings to Fixed Charges
(in thousands)

	Successor
	Year ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Pretax income (loss) from continuing operations	$(45,997)	$(21,009)	$(49,595)	$2,929	$(3,558)
Fixed charges	54,615	48,638	55,593	53,325	48,515
Less: Capitalized interest	—	—	(5)	(237)	(145)

Earnings	$8,618	$27,629	$5,993	$56,017	$44,812

Fixed charges:
Interest expense	$48,110	$42,604	$49,069	$46,730	$42,535
Capitalized interest	—	—	5	237	145
Interest component of rental expense	6,505	6,034	6,519	6,358	5,835

Total fixed charges	$54,615	$48,638	$55,593	$53,325	$48,515

Ratio of earnings to fixed charges	0.18	0.57	0.11 *	1.05	0.92 *

*	Earnings were insufficient to cover fixed charges by $45,997, $21,009, $49,600, $3,558 for the years ended December 31, 2010, 2009, 2008, and 2006, respectively.